

October 3, 2011

Via E-mail
Ms. Chang Ya-Ping
Tiger Jiujiang Mining, Inc.
6F, No. 81 Meishu East 6 Road
Kaohsiung, Taiwan 804

>   **Re: Tiger Jiujiang Mining, Inc.**
>   **Amendment No. 7 to Registration Statement on Form S-1**
>   **Filed September 12, 2011**
>   **File No. 333-166823**

Dear Ms. Chang:

    We have reviewed your response letter dated September 12, 2011, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1

1.   We note your response to comment 1 from our letter dated August 31, 2011, and your revised disclosure that the parties to the option agreement have agreed that Tiger will control the exploration work and that Kiukiang will contract for and carry out the physical work under the supervision of Tiger. However, such disclosure does not appear to be consistent with your disclosure at page 18 that Tiger will contract with a local company to conduct the first phase of exploration. Please clarify throughout your filing the respective roles of Tiger and Kiukiang with respect to exploration of the property. In addition, please file any agreement related to such arrangement. In that regard, it does not appear that the terms of the involvement of Kiukiang in the exploration of the property are set forth in the Option to Purchase and Royalty Agreement filed as Exhibit 10.1, or the amendment to such agreement that was filed as Exhibit 10.2

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or in her absence Laura Nicholson, Staff Attorney, at (202) 551-3584, or me at (202) 551-3740 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director